PRIMEWEST ENERGY TRUST ANNOUNCES

GUIDANCE FOR 2006

FOR IMMEDIATE RELEASE

December 7, 2005

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces financial and operating guidance for 2006.  PrimeWest plans to release 2005 financial and operating results on February 23, 2006.

This guidance document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially.  Please refer to PrimeWest’s public disclosure documents for more information on these risks and uncertainties as they apply to PrimeWest.  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “forecasts”, “projects”, “plans”, “outlook” and similar expressions are forward-looking statements. PrimeWest Energy disclaims any responsibility to update these forward-looking statements.

All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.  BOE’s may be misleading, particularly if used in isolation.  The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All figures reported in Canadian dollars unless otherwise stated.  Production figures stated are Company Interest before the deduction of royalties.

CORPORATE GUIDANCE	2006

Production Volumes (BOE/day)	38,000 – 39,000
Natural Gas (MMcf/d)	165.0
Crude Oil (Bbls/d)	7,000
Natural Gas Liquids (Bbls/d)	4,000

Capital ($ millions)
Development Capital	$210
Land and Seismic	$ 20
Maintenance, Turndowns, Production Surveillance and Miscellaneous	$ 35
Total Capital	$ 265

Operating Costs ($ per BOE)	$7.50 - $8.00

Capital

The 2006 capital program reflects continued development activities at our key plays including Tight Gas, Shallow Gas, Conventional Development and Coalbed Methane. We expect to drill approximately 150 gross (113 net) operated wells and expect our partners to drill approximately 59 gross (21.5 net) non-operated wells. As previously announced, PrimeWest has identified approximately $800 million of future development opportunities on these plays to pursue over the next several years.

2006 capital expenditures relating to the Tight Gas Play are estimated at $70-80 million, primarily at Caroline and Columbia.  An estimated $30-35 million will be allocated to development activities relating to the Shallow Gas Play.  Planned investments at the Conventional Development Plays are estimated at $100-110 million, with an additional $5-10 million targeting further delineation of our Coalbed Methane resources at Crossfield and Thorsby. Minimal volumes are forecast for the CBM assets in 2006.

The proved plus probable reserves additions associated with the 2006 planned capital spending should result in the replacement of over 100 per cent of our production.  Based on the current commodity price outlook, we anticipate a recycle ratio of over 2.0 from this program.

In order to continue building our development portfolio and maintain a competitive position in our core areas, PrimeWest has allocated $20 million to land and seismic expenditures, with a focus on our Tight Gas Play, which is an attractive and actively growing asset class in the Western Canada Sedimentary Basin.  The 2006 capital budget also includes approximately $5-6 million for extensive plant turndown activities at Crossfield in the third quarter and $4-5 million for the installation of a production surveillance system.  In light of the increasing costs of goods and services in the industry, PrimeWest has provided for inflation of capital costs by 15% in 2006.

Production

Production rates are expected to remain relatively stable for the first part of 2006, however, at Caroline and Edson, approximately 8,500 BOE per day will be shut-in during part of May 2006, for plant turnarounds impacting full year volumes by approximately 300 BOE per day.  At Crossfield, we are planning an extensive, one-time turndown to facilitate major plant modifications required to enhance long-term plant efficiencies due to the changing composition of the gas inlet stream.  This turndown is scheduled for the month of September 2006 and will result in over 3,500 BOE per day being shut-in, impacting full year volumes by approximately 300 BOE per day.

Production levels in 2006 also reflect the impact of the reinstatement of the Maximum Rate Limitation (MRL) by the Alberta Energy and Utilities Board (AEUB).  The AEUB lifted the MRLs in September 2005, in response to the hurricane activity in the Gulf of Mexico during the summer months.  The MRLs will be reinitiated effective January 1, 2006 and will impact our 2006 volumes by approximately 500 BOE per day, including approximately 400 BOE per day at the Cecil property.  We are not forecasting any of these volumes to be back on stream in 2006.

These factors when combined with the impact of our development program and natural decline result in our guidance of 38,000 to 39,000 BOE per day for 2006.

Operating Costs

PrimeWest expects operating costs to remain flat in 2006 at between $7.50 and $8.00 per BOE.  This estimate reflects anticipated cost efficiencies at our field operations, offset by an annual inflation estimate of 10% on operating services. More specifically, we anticipate realizing cost efficiencies from our operating cost reduction initiatives, including a predictive maintenance program and the planned reduction of chemical and power consumption.  Offsetting these benefits are expected power cost increases per megawatt hour of 40%, chemical cost increases of 15%, repair and maintenance cost increases of 10% and labour cost increases of more than 5%.

Other

For 2006, PrimeWest anticipates $5 million per month in proceeds from the Distribution Reinvestment Program (DRIP), representing an increase of $1 million from $4 million per month in 2005.  The increase is attributable to the higher participation rate since the launch of the DRIP program in the U.S. in September 2005.  Approximately 75% of PrimeWest Units are held by non-residents.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.

Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Website at www.primewestenergy.com

For Investor Relations inquiries, please contact our offices during regular business hours.  Calls are returned as promptly as possible, however, during times of high call volume it may take up to two business days to respond.

Investor Relations Contact:

Diane Zuber

Investor Relations Advisor

403-699-7356     Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com